Filed pursuant to Rule 424(b)(3)
Registration No. 333-257801

Prospectus Supplement No. 4

(to Prospectus dated July 30, 2021)

ATI Physical Therapy, Inc.

196,770,282 shares of Common Stock

Up to 9,866,657 shares of Common Stock Issuable upon Exercise of the Warrants

This prospectus supplement updates and supplements the prospectus dated July 30, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257801). This prospectus supplement is being filed to update and supplement the information in the Prospectus and in the related prospectus supplements dated August 17, 2021, August 9, 2021 and October 7, 2021, respectively, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 19, 2021 (the “Current Report”).

This Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to 6,899,991 shares of common stock, par value $0.0001 per share (“Common Stock”), of ATI Physical Therapy, Inc., a Delaware corporation (the “Company,” “we,” “our”) that may be issued upon exercise of the Public Warrants (the “Public Warrants”) at an exercise price of $11.50 per share, (2) the issuance by us of up to 2,966,666 shares of Common Stock issuable upon the exercise of 2,966,666 warrants (“Private Placement Warrants” and together with the Public Warrants, the “Warrants”) originally issued to the Sponsor (as such term is defined in the Prospectus under “Selected Definitions”) in a private placement, currently exercisable at a price of $11.50 per Private Placement Warrant, (3) the offer and sale, from time to time by the selling security holders identified in the Prospectus (the “Selling Securityholders”), or their permitted transferees of up to 181,770,282 shares of Common Stock currently outstanding and (4) up to 15,000,000 shares of Common Stock that may be issued in the form of Common Stock pursuant to the earnout provisions of the Merger Agreement.

Our Common Stock and our Public Warrants are listed on the New York Stock Exchange, or NYSE, under the symbol “ATIP” and “ATIPWS” respectively. On October 19, 2021, the last reported sale prices of our Common Stock was $3.65 per share and the last reported sales price of our Public Warrants was $0.61 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus, including any amendments or supplements thereto, and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, and if there is any inconsistency between the information in the Prospectus, any prior amendments or supplements thereto, and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, including any amendments or supplements thereto. Any information in the Prospectus or any prior amendments or supplements thereto, that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, any prior amendments or supplements thereto, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is correct as of any time after the date of that information.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement No. 4. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 20, 2021

Recent Developments

Recently announced trends and preliminary results

Set forth below is certain unaudited selected financial and other data for the three months ended September 30, 2021. Our final unaudited interim condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021 are not yet available. The following information reflects our expectations based on currently available information, is not a comprehensive statement of our financial results and is subject to change.

Our financial closing procedures for the three months ended September 30, 2021 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the information herein. This information should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with GAAP. Further, these results are not necessarily indicative of the results to be expected for the remainder of the year or any future period. See the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Prospectus for additional information regarding factors that could affect our results in future periods.

The preliminary financial and other data for the three months ended September 30, 2021 presented below have been prepared by, and are the responsibility of, management. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to such preliminary data for the three months ended September 30, 2021. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

For the three months ended September 20, 2021, we anticipate quarterly revenue of approximately $159 million, income before taxes of approximately $147 million (subject to completion of final financial and accounting procedures including assessment of any potential asset impairments), and Adjusted EBITDA of approximately $8 million.

Non-GAAP Financial Measures

The following table reconciles the supplemental non-GAAP financial measures, as defined under the rules of the SEC, presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. We believe Adjusted EBITDA assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

Management believes this non-GAAP financial measure is useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses this non-GAAP financial measure to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Adjusted EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance, cash flows provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, this measure is not intended to be a measure of cash available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentation of this measure has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

We have reconciled preliminary Adjusted EBITDA to preliminary Income (loss) before taxes. We are not able to reconcile to Net income (loss) at this time, because the information necessary to complete that reconciliation is not yet available without unreasonable effort and will provide such reconciliation in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 when filed.

The following reconciles the non-GAAP financial measure used to its most directly comparable GAAP financial measure:

Three months ended September 30, 2021(1)
Income before taxes(2)	$146,865

Plus (minus):
Net income attributable to non-controlling interest	(819)
Interest expense, net	7,386
Depreciation and amortization expense	9,222

EBITDA	$162,654
Changes in fair value of warrant liability and contingent common shares liability(3)	(162,202)
Executive severance costs(4)	3,551
Transaction and integration costs(5)	2,335
Share-based compensation	1,248
Pre-opening de novo costs(6)	511
Non-ordinary legal and regulatory matters(7)	442

Adjusted EBITDA	$8,539

(1)

Figures reflected are preliminary and subject to completion of our quarterly financial and accounting procedures. We are currently performing interim quantitative impairment testing to goodwill and trade name intangible assets. If it is determined that the fair value amounts are below the respective carrying amounts, we will record an impairment charge which could be material.

(2)

We have reconciled Adjusted EBITDA to Income before taxes. At this time, we are not yet able to reconcile to Net income (loss) without unreasonable efforts and will provide such reconciliation in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 when filed.

(3)	Represents non-cash amounts related to the change in the estimated fair value of Warrants, Earnout Shares and Vesting Shares.
(4)	Represents severance costs related to the separation of the Company’s former Chief Executive Officer and Chief Human Resources Officer.
(5)	Represents costs related to the Company’s business combination with FVAC II, clinic acquisitions and acquisition-related integration and consulting.
(6)	Represents expenses associated with renovation, equipment and marketing costs relating to the start-up and launch of new locations incurred prior to opening.
(7)	Represents non-ordinary course legal costs related to the previously-disclosed ATIP shareholder class action complaint.

Recent trends impacting our third quarter results and expectations for future periods, including the full year 2021

Management has implemented targeted measures that reduced clinical staff attrition and improved clinical full-time equivalent (FTE) growth during the last two months of the third quarter of 2021. We have made progress towards restoring FTEs with the hiring of roughly 2 clinicians for every 1 departure in August and September 2021 compared to our second quarter 2021 ratio of approximately 1 clinician for every 1 departure.

Additionally, visit volume softened resulting in 20,674 average visits per day during the third quarter of 2021 compared to 21,569 during the second quarter of 2021, or approximately 1 less visit per day per clinic. We previously had anticipated continued visit volume growth in both the third and fourth quarters of 2021 compared to the second quarter. While we continue to focus on the labor market dynamics, we are also working to improve visit volume growth by enhancing field relationships and referral networks to strategically position us to capitalize on long-term growth opportunities.

We have determined that the revision we have made to our 2021 forecast constitutes an interim triggering event that requires further analysis with respect to potential impairment to goodwill and intangible and other assets. Accordingly, we are currently performing interim quantitative impairment testing during the fourth quarter of 2021. If it is determined that the fair value amounts are below the respective carrying amounts, we will in the third quarter results record an impairment charge which could be material.